NO-ACT

ACT ICA
SECTION 17(a), 17(d)
RULE 2a-7
PUBLIC AVAILABILITY Aug 3, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]

09005121

August 3, 2009

Thomas S. Harman
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004

Re: Victory Institutional Money Market Fund, Victory Financial Reserves Fund, and Victory Prime Obligations Fund (File No. 811-4852)

Dear Mr. Harman:

Your letter of March 30, 2009 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Sections 17(a)[1] and 17(d)[2] of the Investment Company Act of 1940 (the "Act"), and rule 17d-1 thereunder, if The Victory Portfolios (the "Trust"), on behalf of its series the Victory Institutional Money Market Fund, the Victory Financial Reserves Fund, and the Victory Prime Obligations Fund (each a "Fund" and collectively, the "Funds"), Victory Capital Management Inc. (the "Adviser"), and KeyCorp enter into the arrangement summarized below and more fully described in the letter. The Adviser is the investment adviser to the Funds. KeyCorp is the indirect parent of the Adviser and, therefore, an affiliated person of the Funds as defined in Section 2(a)(3) of the Act.

The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that as of March 2009, the Victory Institutional Money Market Fund (the "Institutional Fund")

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

had approximately 0.57 percent of its assets, or $10.5 million, invested in medium-term notes issued by Cheyne Finance LLC ("Cheyne"), the Victory Financial Reserves Fund (the "Reserves Fund") had 0.54 percent of its assets, or $3.5 million, invested in medium-term notes issued by Cheyne, and the Victory Prime Obligations Fund (the "Prime Obligations Fund") had 1.51 percent of its assets, or $11.2 million, invested in medium-term notes issued by Cheyne. The Cheyne medium-term notes held by each of the Funds are hereinafter referred to as the "Cheyne Notes".[3] Cheyne is a structured investment vehicle. As a result of downgrades in the credit rating of the Cheyne Notes, they ceased to be Eligible Securities, as defined in rule 2a-7 under the Act. Pursuant to the requirements of rule 2a-7, the Adviser previously informed the Commission of a default and Event of Insolvency, as defined in rule 2a-7, with respect to the Cheyne Notes.

In November 2007, after receiving assurances from the staff of the Division of Investment Management, KeyCorp established an irrevocable letter of credit (as amended through July 2008, the "Letter of Credit") for the benefit of the Institutional Fund. The term of the letter of credit was extended in July 2008 and, in connection with that extension, was expanded to cover the Prime Obligation Fund and the Reserve Fund. The Letter of Credit required KeyCorp to contribute $7.5 million into a demand deposit account which the Institutional Fund could draw upon should certain triggering events occur. The Letter of Credit was intended to protect each Fund's market-based net asset value in the event the Cheyne Notes decreased in value.

You state that the Letter of Credit protects the Funds should any of the following events ("Trigger Events") occur: (1) the value of the Cheyne Notes, as determined by the Pricing Committee of the Trust in accordance with the Trust's Valuation Policies and Procedures, as adopted and overseen by the Trust's Board of Trustees (the "Board"), is below their amortized cost value and such valuation would result in the net asset value of the Institutional Fund being less than $0.9985 or the Reserve Fund or the Prime Obligation Fund being less than $0.995 (the "Minimum Permissible NAV"); (2) the Board determines that it is no longer in the best interests of the Fund to hold the Cheyne Notes and the price received upon the sale of the Cheyne Notes causes the resulting net asset value of applicable Fund to be less than the Minimum Permissible NAV; (3) any Cheyne Note has been restructured, modified, refinanced, exchanged, or replaced by new securities of which the aggregate principal amount, plus any cash received by the Fund in connection therewith, is less than the amortized cost value of the Cheyne Note so restructured, modified, exchanged or replaced on the date the restructured notes are received by the Fund; (4) any of the Cheyne Notes remains outstanding on the business day preceding March 31, 2009; or (5) there has been a change in the short-term ratings of KeyCorp such that the obligations of KeyCorp no longer qualify as First Tier Securities (as defined in rule 2a-7 under the Act), unless the Adviser substitutes an obligation or credit support that would be a First Tier Security within 15 calendar days from the occurrence of such event and during such 15 calendar day period

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[3] You state that the term Cheyne Notes includes any securities received by a Fund in connection with any restructuring, modification, refinancing, exchange or replacement of such Cheyne Notes, including without limitation certain pass through notes issued by Gryphon Funding Limited.

KeyCorp's obligations continue to qualify as Second Tier Securities, as defined in rule 2a-7 under the Act.

You state that the applicable Fund or the Adviser will notify KeyCorp immediately upon the occurrence of a Trigger Event of: (a) the amount necessary to increase the net asset value of the applicable Fund to the applicable Minimum Permissible NAV; and (b) the amount equal to the excess of the amortized cost or market value of the Cheyne Notes (including accrued and unpaid interest) over the aggregate amount of payments made by KeyCorp as of the Trigger Event date ("Redemption Price"). At its option, and on the day notice is received, KeyCorp will pay to the applicable Fund the amount necessary to increase the net asset value of the Fund to the Minimum Permissible NAV or the Redemption Price. If KeyCorp pays the Redemption Price, the Fund will transfer the Cheyne Notes to KeyCorp. You state that this transaction would be in compliance with the conditions set forth in rule 17a-9 under the Act. If KeyCorp makes a payment to the Fund in an amount necessary to increase the net asset value of the Fund to the applicable Minimum Permissible NAV, KeyCorp will be subrogated to the rights of the Fund.

The Letter of Credit was entered into and amended after the staff of the Division of Investment Management informed the Trust and KeyCorp that it would not recommend enforcement action to the Commission if the arrangement was effected.[4]

The Trust, the Adviser, and KeyCorp now seek to amend the Letter of Credit ("Revised LC"), and a form of the Revised LC was provided to the staff. The principal change the Trust, the Adviser, and KeyCorp propose to make to the Letter of Credit is to extend the termination date from March 31, 2009 to November 6, 2009 ("New Termination Date").

You represent the following with respect to the Revised LC and the extension:

(i) Since November 2007, the Institutional Fund has drawn on the Letter of Credit 16 times in an amount totaling approximately $4.8 million, and the Prime Obligation Fund has drawn on the Letter of Credit 18 times in an amount totaling approximately $1.9 million;

(ii) The Adviser has informed the Board of its belief that greater value could be realized on the Cheyne Notes if the Letter of Credit was extended; and

(iii) The Board, including all the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the changes in the Revised LC and has determined that it would be in the best interests of the Fund and its shareholders to continue to hold the Cheyne Notes and has approved the New Termination Date.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a) and 17(d) of the Act if the Adviser, the Trust and

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4 *See* Victory Institutional Money Market Fund, Victory Financial Reserves Fund, and Victory Prime Obligations Fund, SEC Staff No-Action Letter (Aug. 1, 2008).

KeyCorp enter into the arrangement summarized above and more fully described in your letter.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Sarah G. ten Siethoff
Senior Counsel

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5 This letter confirms oral no-action relief provided by the undersigned to Thomas S. Harman on March 30, 2009.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
Tel. 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

ICA Section 17(a)
ICA Section 17(d)
Rule 17d-1

March 30, 2009

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Victory Institutional Money Market Fund, Victory Financial Reserves Fund, and Victory Prime Obligations Funds (File No. 811-4852)

Dear Mr. Plaze:

We are counsel to Victory Capital Management Inc. (the "Adviser"), the investment adviser of the Victory Institutional Money Market Fund, the Victory Financial Reserves Fund, and the Victory Prime Obligations Fund (each a "Fund" or, together, the "Funds"), each a series of The Victory Portfolios (the "Trust"), a Delaware statutory trust registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing on behalf of the Adviser to seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Commission under Sections 17(a) and 17(d) of the 1940 Act, or Rule 17d-1 thereunder, if the Funds, the Adviser, and KeyCorp, a bank-based financial services company organized in the State of Ohio and the indirect parent of the Adviser, continue the arrangement described below. This request would extend the relief previously obtained on August 1, 2008, and November 16, 2007 from the Division.

As money market funds, the Funds seek to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuing portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Currently, the Institutional Fund has approximately .0.57 percent of its assets invested in $10.5 million principal amount of Cheyne Finance LLC ("Cheyne") medium-term notes (CUSIP No. 16705EDE0) (the "Notes"),[1] the Prime Obligations Fund has approximately 1.51 percent of its assets invested in $11.2 million principal amount of Cheyne medium-term notes (CUSIP No.

[1] With respect to the Funds, "Notes" means any securities received by a Fund in connection with any restructuring, modification, refinancing, exchange or replacement of such Notes, including without limitation certain pass through notes issued by Gryphon Funding Limited.

Morgan Lewis
COUNSELORS AT LAW

16705EDE0) and the Reserve Fund has approximately .54 percent of its assets invested in $3.5 million principal amount of Cheyne medium-term notes (CUSIP No. 16705EDE0). Cheyne is a Delaware limited liability company and a subsidiary of Cheyne Finance PLC, an Irish company.

On November 16, 2007, after receiving assurances from the Division, KeyCorp established an irrevocable letter of credit for the benefit of the Institutional Fund so that the Institutional Fund could maintain its rating from Standard & Poor's Corporation ("S&P"). The letter of credit originally expired on March 31, 2008, but was extended to March 31, 2009, in connection with the no-action request of July 15, 2008 ("July Request"). The July Request, among other things, expanded the coverage of the letter of credit to the Prime Obligation Fund and the Reserve Fund. The letter of credit required KeyCorp to contribute $7.5 million cash into a demand deposit account which the Institutional Fund can draw upon should certain triggering events occur. While the demand deposit account has not been touched, the Institutional Fund has drawn on the letter of credit 16 times, in an amount totaling approximately $4.8 million, and the Prime Obligation Fund has drawn on the letter of credit 18 times, in an amount totaling $1.9 million. The Reserve Fund has not needed to draw on the letter of credit. The Funds have valued the Notes, both Cheyne (now SIV Portfolio) and Gryphon, at fair value, in a manner consistent with the Trust's valuation procedures. To date, the Institutional, Prime Obligation, and Reserve Funds have recovered, respectively, $4.4, $4.7 and $1.5 million of principal and interest, which has been reinvested in compliance with Rule 2a-7.

The Adviser continues to support the Funds and the value of the Notes. The current irrevocable standby letter of credit (the "Current LC"), among other things, maintains the NAV at $0.9985 for the Institutional Fund and at $0.995 for the other Funds.[2] The Current LC protects the Funds should any of the following events ("Trigger Events") occur: (1) the value of Notes, as determined by the Pricing Committee of the Trust in accordance with the Trust's Valuation Policies and Procedures as adopted and overseen by the Board, is below their amortized cost and such valuation would result in the net asset value of the Institutional Fund being less than $0.9985 or the Reserve Fund or Prime Obligation Fund being less than $0.995;[3] (2) (a) the Trustees determine that it is no longer in the best interests of the Fund to hold the Notes, and (b) the price received upon sale of the Notes in and of itself causes the resulting net asset value of the Institutional Fund to be less than $0.9985 or the resulting net asset value of the Reserve Fund or Prime Obligation Fund to be less than $0.995; (3) any of the Notes have been restructured, modified, refinanced, exchanged or replaced by new securities of which the aggregate principal amount, plus any cash received by the Fund in connection therewith, is less than the amortized cost of the Notes so restructured, modified, refinanced, exchanged or replaced on the date the Notes are received by the Fund in connection therewith; (4) any of the Notes remaining outstanding on the business day preceding March 31,

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2 The new LC would not differ materially from the Current LC, which was put in place at the time of the July Request, except that a provision has been added (Paragraph 6) to provide prompt notice to the SEC Staff of any amendment thereto.

3 Should the Institutional Fund cease to be rated by S&P, all references to $0.9985 in this letter should be modified to read $0.995.

2009; or (5) there has been a change in the short-term ratings of KeyCorp such that the obligations of KeyCorp no longer qualify as First Tier Securities. If the event in clause (5) shall occur, the Fund may draw the maximum amount available under the Current LC, taking into consideration any and all other drawings that have been made prior to the date of such drawing, provided, however, that the Fund shall not be able to make such drawing if the Adviser substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within 15 calendar days from the occurrence of the Trigger Event, and during such 15 day period, KeyCorp's obligations continue to qualify as Second Tier Securities under paragraph (a)(22) of Rule 2a-7.

The Current LC expires on March 31, 2009, unless extended at the request of the Adviser (and upon the agreement of the Division). As discussed below, the Institutional Fund would draw upon the revised Current LC for payment of any amount necessary to increase the net asset value of the Institutional Fund to at least $0.9985, and the other Funds would draw upon the revised Current LC for payment of any amount necessary to increase their net asset value to at least $0.995. The expense associated with obtaining the revised Current LC, if any, will be incurred by the Adviser and will not be borne by the Funds. The Adviser has concluded that the amount of the revised Current LC would cover all amounts necessary to ensure that the net asset value of the Institutional Fund does not fall below $0.9985, and the net asset value of the other Funds does not fall below $0.995, as a result of any decrease in the value of the Eligible Notes. The Adviser hereby seeks to extend the term of Current LC until November 6, 2009.

The Board, including the Trustees who are not considered to be "interested persons" of the Funds within the meaning of the 1940 Act (the "Independent Trustees"), met on February 25 and March 25, 2009, to consider the extension of the Current LC. Before approving the extension, the Board was updated on the Cheyne/Gryphon holdings of the Funds. This update included a review of the present environment for money market funds generally. It also included a review of the current valuation of the Cheyne/Gryphon position and of the draw-downs that had occurred to date with respect to the Current LC. The Adviser also briefed the Board on the continuing payments made by Cheyne/Gryphon on the Notes. The Adviser noted that the Current LC differed from others presently in place in the money market fund industry, in that the Current LC more fully protected shareholders of the Funds. The Adviser stated that it believed the extension of the current LC was in the Fund Shareholders' best interest because (1) a greater value could be realized on the Notes if the Current LC is continued, and (2) the Current LC continues to be the most effective means of providing support with respect to the Notes.

Based upon such information, the Board, including all of the Independent Trustees, concluded that it was in the best interests of each of the Funds and their shareholders to continue to hold the Notes and extend the Current LC to November 6, 2009. As requested, Counsel for the Independent Trustees has provided the Staff with a letter discussing the Independent Trustees' consideration of the extension of the termination date.

The Funds or the Adviser would notify KeyCorp immediately upon the occurrence of a Trigger Event of: (i) the amount necessary to increase the net asset value of the Institutional Fund to at least $0.9985 and the net asset value of the other Funds to at least $0.995; and (ii) the amount equal to the excess of the amortized cost or market value of the Eligible Notes (including accrued interest) over the aggregate amount of payments made by KeyCorp as of the Trigger Event date ("Redemption Price"). At its option, and on the day notice is received, KeyCorp will pay to the Institutional Fund the amount necessary to increase the net asset value of the Institutional Fund to at least $0.9985 (or the other Funds to at least $0.995) or the Redemption Price. If KeyCorp pays the Redemption Price to any Fund for any Eligible Notes, such Fund would transfer such Eligible Notes to KeyCorp in consideration for its payment to the Fund (in compliance with the conditions set forth in Rule 17a-9 under the 1940 Act). If KeyCorp makes a payment to a Fund in an amount less than the Redemption Price, KeyCorp will be subrogated to the rights of that Fund. In the event a Fund is able to collect on the value of the Eligible Notes, KeyCorp will be entitled to receive any distributions to the Fund in an amount equal to the aggregate amount of its payments to the Fund. However, in no event will KeyCorp be entitled to any amount needed to maintain the net asset value of the Institutional Fund at not less than $0.9985 and the net asset value of the other Funds to at least $0.995.

KeyCorp has a P-1 short-term rating from Moody's Investor Services Inc. and an F-1 short-term rating from Fitch Ratings. Should the Current LC be deemed a security, the Current LC would be a First Tier Security as defined by Rule 2a-7 and would present minimal credit risks, and would thus be an Eligible Security. While KeyCorp is under no obligation to provide the Current LC, by entering into the Current LC the Funds would be protected against a decrease in the net asset value as a result of a decrease in the value of the Eligible Notes, and would do so at no cost.

The Adviser is an "affiliated person" of each Fund under Section 2(a)(3)(E) of the 1940 Act. KeyCorp is an "affiliated person of an affiliated person" of each Fund under Section 2(a)(3) of the 1940 Act, because it is the parent company of the Adviser to the Fund. The issuance of the Current LC to the Adviser for the benefit of the Fund under the proposed arrangement could be deemed to fall within Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. Further, because a Fund and the Adviser could be deemed to be joint participants with respect to the Current LC, the issuance of the Current LC to the Adviser for the benefit of a Fund under the proposed arrangement may fall within Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) to effect any transaction in which such registered investment company is a joint or joint and several participant with such person, absent Commission relief.[4]

For the above reasons, we request that the staff confirm that it would not recommend any enforcement action to the Commission under Sections 17(a) and 17(d), and Rule 17d-1 thereunder, if the Funds were to extend the term of the Current LC as discussed.

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4 *See, e.g.*, ACM Institutional Reserves, Inc. – Tax Free Portfolio (pub. avail. July 13, 1995).

We would appreciate having the opportunity to discuss this matter further if the staff is considering a negative response to this request. Please telephone the undersigned at (202) 739-5662 if you have any questions.

Sincerely,

Thomas S. Harman